                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*


                              Tag-It Pacific, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   873774 10 3
                                 (CUSIP Number)


                                   Gerard Guez
                         3151 East Washington Boulevard
                          Los Angeles, California 90023
                                 (213) 780-8250
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                October 16, 1998
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 5 Pages

---------------------
CUSIP NO. 873774 10 3
---------------------

--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
       K G Investment, LLC

--------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a)  [ ]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------

3      SEC USE ONLY

--------------------------------------------------------------------------------

4      SOURCE OF FUNDS (See Instructions)
       WC

--------------------------------------------------------------------------------

5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       California

--------------------------------------------------------------------------------

   NUMBER OF   7           SOLE VOTING POWER
    SHARES                 2,390,000
 BENEFICIALLY  -----------------------------------------------------------------
   OWNED BY
     EACH      8           SHARED VOTING POWER
   REPORTING               0
    PERSON     -----------------------------------------------------------------
     WITH
               9           SOLE DISPOSITIVE POWER
                           2,390,000
               -----------------------------------------------------------------
               10          SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,390,000

--------------------------------------------------------------------------------

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
        See Item 5 below.  [X]

--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT SHOWN IN ROW (11)
        37.0%

--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON (See Instructions)
        00 (Limited liability company)

--------------------------------------------------------------------------------



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ITEM 1.  SECURITY AND ISSUER

        This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of Tag-It Pacific, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 3820 South Hill Street, Los Angeles, California 90037.

ITEM 2.  IDENTITY AND BACKGROUND

        The reporting person is K G Investment, LLC, a California limited liability company ("K G"). The principal business of K G is to engage in any lawful act or activity for which a California limited liability company may be organized under applicable laws. The address of the principal business and the principal office of K G is 3151 East Washington Boulevard, Los Angeles, California 90023.

        The members of K G (the "Members") are Gerard Guez and Todd Kay.


Name and Business Address             Citizenship              Principal Occupation and Employment Address
-------------------------             -----------              -------------------------------------------

Gerard Guez                               USA                  Chairman of the Board and Chief Executive
3151 East Washington Boulevard                                 Officer of Tarrant Apparel Group
Los Angeles, California  90023                                 3151 East Washington Boulevard
                                                               Los Angeles, California  90023

Todd Kay                                  USA                  President of Tarrant Apparel Group
3151 East Washington Boulevard                                 3151 East Washington Boulevard
Los Angeles, California  90023                                 Los Angeles, California  90023


Neither K G, nor any of its Members, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The total consideration for the purchase by K G of Common Stock reported in this Schedule 13D was $2,688,750, which amount was provided by the Members in connection with the formation of K G.

ITEM 4.  PURPOSE OF TRANSACTION

        K G acquired the Common Stock reported herein for investment purposes. K G may make additional purchases of Common Stock or may engage in disposition of all or a portion of the Common Stock presently owned or hereafter acquired by K G, either in the open market or in private transactions, depending on K G's evaluation of the Issuer's business, prospects and financial condition, the market for the Common Stock, other investment opportunities, general economic conditions, money and stock market conditions and other future developments and factors that K G deems material to its investment decision, all subject to certain restrictions on the purchase, transfer or voting of Common Stock by K G. For a description of such restrictions on the purchase, transfer or voting of Common Stock held by K G, see Item 6.

        On the date of this Schedule 13D, K G has no plans or proposals which relate to or would result in any action enumerated in Item 4(a) through (j).



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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) K G beneficially owns (for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) an aggregate of 2,390,000 shares of Common Stock or approximately 37.0% of the outstanding Common Stock (based on the number of shares outstanding as of July 31, 1998, as set forth in the Issuer's Form 10-Q for the quarterly period ended June 30, 1998). Except for the shares of Common Stock owned by K G (as set forth in this Item 5(a)), neither K G, nor to the best knowledge of K G, any of the Members except Gerard Guez, beneficially owns any Common Stock. Each of the Members hereby disclaims beneficial ownership of the shares of Common Stock held by K G.

(b) K G has the sole power to vote and to dispose of the shares of Common Stock held by K G.

(c) Except for the purchase by K G of Common Stock reported in this Schedule 13D, K G has not acquired any shares of Common Stock during the past sixty days.

        Gerard Guez acquired 11,000 shares of Common Stock at $0.90 per share for an aggregate purchase price of $9,952.50 on October 9, 1998 and 2,000 shares of Common Stock at $1.17 per share for an aggregate purchase price of $2,341.50 on October 12, 1998, which shares were acquired by Mr. Guez in transactions by a registered broker/dealer on the American Stock Exchange.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by K G.

(e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        For certain arrangements concerning the transfer or voting of Common Stock between K G and certain other persons, see the Binding Letter of Understanding dated October 14, 1998, by and between Gerard Guez and the Issuer, and the letter agreement dated October 14, 1998, by and among Gerard Guez and Harold Dyne, Colin Dyne, Mark Dyne, Larry Dyne and Jonathan Burstein, which documents are incorporated herein by this reference and attached hereto as Exhibits 99.1 and 99.2, respectively.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

        99.1 Binding Letter of Understanding dated October 14, 1998, by and between Gerard Guez and Tag-It Pacific, Inc.

        99.2 Letter agreement dated October 14, 1998, by and among Gerard Guez and Harold Dyne, Colin Dyne, Mark Dyne, Larry Dyne and Jonathan Burstein.



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                                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             October 26, 1998
                                             -----------------------------------
                                                       Date


                                             K G INVESTMENT, LLC

                                             By:  /s/ Gerard Guez
                                                --------------------------------
                                                       Signature

                                             Gerard Guez, Member
                                             -----------------------------------
                                                       Name/Title




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